X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

06017889

October 11, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated October 11, 2006
- Material Change Report dated October 11, 2006

Sincerely,

X-CAL RESOURCES LTD.

Celeste White

cw/
encl

dlw 10/31

X-Cal Resources Ltd.

TSX/XCL **News Release** **October 11, 2006**

EARLY ENCOURAGEMENT at SLEEPER
X-CAL NEGOTIATING for SECOND DRILL

X-Cal is committed to testing Five Priority Mine Scale Targets within the 30 square mile Sleeper Gold Property, located in Humboldt County, Nevada. The phrase "mine scale" means that each of the targets has an area at least equal to the Sleeper Mine. (See Sept.19/06 Annual Meeting News Release, 2006 NI-43-101 Technical Report by Thomason, Rowe & Kornze and the 2006 paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard Sillitoe @ www.x-cal.com.)

Assays from several intervals in the first drill hole of the Range Front Drill Program at Sleeper have returned some early encouragement.

The Range Front Target is one of the five areas described in detail in the above documents. It is a structural zone that is +5km in length, located parallel and to the east of the Sleeper Mine Site.

Drill hole # RF-06-01 has intersected encouraging gold values:
20ft of .088 ounces (3.01 grams) per ton Au from 145 to 165ft.
60ft of .009 ounces (0.295 grams) per ton Au from 165 to 225ft.
20ft of .010 ounces (0.342 grams) per ton Au from 400 to 420ft.
5ft of .23 ounces (7.92 grams) per ton Au from 485 to 490ft.

The interval of .23 ounces (7.92 grams) per ton Au occurred in a volcanic quartz breccia with abundant pyrite and marcasite. A large part of the hole was anomalous with lower gold and silver values. RF-06-01 is located immediately east of and adjacent to the Sleeper Mine Site. The hole was drilled directed to the east (090 AZ) at a -60 degree angle.

A second drill hole RF-06-02 located 3,000 ft (0.9 KM/+1/2 mile) to the north of #1 has returned anomalous values. The anomalous values in hole #2 include:
135ft of .007 ounces (0.244 grams) per ton Au and 0.45 ounces (4.9 grams) per ton Ag from 185 to 320 ft.

Both drill holes RF-06-01 and RF-06-02 merit follow up work.

Geochemical results are behind drilling, due to an industry wide back-log of lab results.

The size of the Sleeper Gold Project and number of targets allows for drilling of initial vectoring holes into a prospective area. During the waiting period for assays, drilling continues in other target areas.

The drill is currently working on RF-06-06 which is located more than a mile south (1.6 KM) of hole #RF-06-01 in an area named SE Range Front.

A visual/geologic assessment of all drill holes in the current program has added to our confidence in the targeting data described in the above reports. Management has concluded that we can efficiently pick up the pace of exploration and has begun negotiations to add a second drill.

X-Cal acquired 100% of the Sleeper project in May of 2006. A major ($15 million) work program has been recommended for the property to test the targets described in the 2006 NI-43-101 Technical Report on the Sleeper Gold Property (see www.x-cal.com).

All drill samples for RF-06-01 and RF-06-02 were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. QA/QC included the insertion of numerous standards and blanks into the sample stream.

The Sleeper Gold Project is the primary focus of the company.

In the Cortez Area, Lander County, Nevada, X-CAL has two projects located over "lower plate windows": Mill Creek/Goat Window and Reese River/Horse Mountain Window.

X-Cal recently announced that it has also staked claims in the Spring Valley Area of Pershing County, Nevada.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

   X-Cal Resources Ltd.
   P.O. Box 48479 Bentall Centre
   Vancouver, British Columbia V7X 1A0
   Telephone: 604-662-8245

2. **Date of Material Change**

   October 11, 2006

3. **Press Release**

   A Press release was disseminated on Wednesday, October 11, 2006.

4. **Summary of Material Change**
   X-Cal is committed to testing Five Priority Mine Scale Targets within the 30 square mile Sleeper Gold Property, located in Humboldt County, Nevada. Assays from several intervals in the first drill hole of the Range Front Drill Program at Sleeper have returned some early encouragement. A second drill hole located 3,000 ft (0.9 KM/+1/2 mile) to the north of #1 has returned anomalous values. Both drill holes RF-06-01 and RF-06-02 merit follow up work. Geochemical results are behind drilling, due to an industry wide back-log of lab results. All drill samples for RF-06-01 and RF-06-02 were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. During the waiting period for assays, drilling continues in other target areas.

5. **Full Description of Material Change**
   See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on October 11, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL October 11, 2006

News Release

EARLY ENCOURAGEMENT at SLEEPER
X-CAL NEGOTIATING for SECOND DRILL

X-Cal is committed to testing Five Priority Mine Scale Targets within the 30 square mile Sleeper Gold Property, located in Humboldt County, Nevada. The phrase "mine scale" means that each of the targets has an area at least equal to the Sleeper Mine. (See Sept.19/06 Annual Meeting News Release, 2006 NI-43-101 Technical Report by Thomason, Rowe & Kornze and the 2006 paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard Sillitoe @ www.x-cal.com.)

Assays from several intervals in the first drill hole of the Range Front Drill Program at Sleeper have returned some early encouragement.

The Range Front Target is one of the five areas described in detail in the above documents. It is a structural zone that is +5km in length, located parallel and to the east of the Sleeper Mine Site.

Drill hole # RF-06-01 has intersected encouraging gold values:
20ft of .088 ounces (3.01 grams) per ton Au from 145 to 165ft.
60ft of .009 ounces (0.295 grams) per ton Au from 165 to 225ft.
20ft of .010 ounces (0.342 grams) per ton Au from 400 to 420ft.
5ft of .23 ounces (7.92 grams) per ton Au from 485 to 490ft.

The interval of .23 ounces (7.92 grams) per ton Au occurred in a volcanic quartz breccia with abundant pyrite and marcasite. A large part of the hole was anomalous with lower gold and silver values. RF-06-01 is located immediately east of and adjacent to the Sleeper Mine Site. The hole was drilled directed to the east (090 AZ) at a -60 degree angle.

A second drill hole RF-06-02 located 3,000 ft (0.9 KM/+1/2 mile) to the north of #1 has returned anomalous values. The anomalous values in hole #2 include:
135ft of .007 ounces (0.244 grams) per ton Au and 0.45 ounces (4.9 grams) per ton Ag from 185 to 320 ft.

Both drill holes RF-06-01 and RF-06-02 merit follow up work.

Geochemical results are behind drilling, due to an industry wide back-log of lab results.

The size of the Sleeper Gold Project and number of targets allows for drilling of initial vectoring holes into a prospective area. During the waiting period for assays, drilling continues in other target areas.

The drill is currently working on RF-06-06 which is located more than a mile south (1.6 KM) of hole #RF-06-01 in an area named SE Range Front.

A visual/geologic assessment of all drill holes in the current program has added to our confidence in the targeting data described in the above reports. Management has concluded that we can efficiently pick up the pace of exploration and has begun negotiations to add a second drill.

X-Cal acquired 100% of the Sleeper project in May of 2006. A major ($15 million) work program has been recommended for the property to test the targets described in the 2006 NI-43-101 Technical Report on the Sleeper Gold Property (see www.x-cal.com).

All drill samples for RF-06-01 and RF-06-02 were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. QA/QC included the insertion of numerous standards and blanks into the sample stream.

The Sleeper Gold Project is the primary focus of the company.

In the Cortez Area, Lander County, Nevada, X-CAL has two projects located over "lower plate windows": Mill Creek/Goat Window and Reese River/Horse Mountain Window.

X-Cal recently announced that it has also staked claims in the Spring Valley Area of Pershing County, Nevada.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng., who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*